Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Crestwood Equity Partners LP

Subject Company: Crestwood Midstream Partners LP

Commission File No.: 001-35377

This filing relates to a proposed business combination (the “Merger”) involving Crestwood Equity Partners LP (“Crestwood Equity”) and Crestwood Midstream Partners LP (“Crestwood Midstream” and, together with Crestwood Equity, “Crestwood”).

Additional Information and Where to Find It

This communication contains information about the proposed merger involving Crestwood Equity and Crestwood Midstream. In connection with the proposed merger, Crestwood Equity will file with the SEC a registration statement on Form S-4 that will include a proxy statement/prospectus for the unitholders of Crestwood Midstream. Crestwood Midstream will mail the final proxy statement/prospectus to its unitholders. INVESTORS AND UNITHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CRESTWOOD EQUITY, CRESTWOOD MIDSTREAM, THE PROPOSED MERGER AND RELATED MATTERS. Investors and unitholders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by Crestwood through the website maintained by the SEC at www.sec.gov. In addition, investors and unitholders will be able to obtain free copies of documents filed by Crestwood with the SEC from Crestwood’s website, www.crestwoodlp.com.

Participants in the Solicitation

Crestwood Equity, Crestwood Midstream, and their respective general partner’s directors and executive officers may be deemed to be participants in the solicitation of proxies from the unitholders of Crestwood Midstream in respect of the proposed merger transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the unitholders of Crestwood Midstream in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding Crestwood Midstream’s directors and executive officers is contained in Crestwood Midstream’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, and any subsequent statements of changes in beneficial ownership filed with the SEC. Information regarding Crestwood Equity’s directors and executive officers is contained in Crestwood Equity’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, and any subsequent statements of changes in beneficial ownership filed with the SEC. Free copies of these documents may be obtained from the sources described above.

Forward-Looking Statements

The statements in this communication regarding future events, occurrences, circumstances, activities, performance, outcomes and results are forward-looking statements. Although these statements reflect the current views, assumptions and expectations of Crestwood’s management, the matters addressed herein are subject to numerous risks and uncertainties which could cause actual activities, performance, outcomes and results to differ materially from those indicated. Such forward-looking statements include, but are not limited to, statements about the benefits that may results from the merger and statements about the future financial and operating results, objectives, expectations and intentions and other statements that are not historical facts. Factors that could result in such differences or otherwise materially affect Crestwood’s financial condition, results of operations and cash flows include, without limitation, the possibility that expected cost reductions will not be realized, or will not be realized within the expected timeframe; fluctuations in crude oil, natural gas and NGL prices (including, without limitation, lower commodity prices for sustained periods of time); the extent and success of drilling efforts, as well as the extent and quality of natural gas and crude oil volumes produced within proximity of Crestwood assets; failure or delays by customers in achieving expected production in their oil and gas projects; competitive conditions in the industry and their impact on our ability to connect supplies to Crestwood gathering, processing and transportation assets or systems; actions or inactions taken or non-performance by third parties, including suppliers, contractors, operators, processors, transporters and customers; the ability of Crestwood to consummate acquisitions, successfully integrate the acquired businesses, realize any cost savings and other synergies from any acquisition; changes in the availability and cost of capital; operating hazards, natural disasters, weather-related delays, casualty losses and other matters beyond Crestwood’s control; timely receipt of necessary government approvals and permits, the ability of Crestwood to control the costs of construction, including costs of materials, labor and right-of-way and other factors that may impact Crestwood’s ability to complete projects within budget and on schedule; the effects of existing and future laws and governmental regulations, including environmental and climate change requirements; the effects of existing and future litigation; and risks related to the substantial indebtedness, of either company, as well as other factors disclosed in Crestwood’s filings with the U.S. Securities and Exchange Commission. You should read filings made by Crestwood with the U.S. Securities and Exchange Commission, including Annual Reports on Form 10-K and the most recent Quarterly Reports and Current Reports for a more extensive list of factors that could affect results. Readers are cautioned not to place undue reliance on forward-looking statements, which reflect management’s view only as of the date made. Crestwood does not assume any obligation to update these forward-looking statements.

700 Louisiana Street Suite 2550 Houston, TX 77002	P: (832) 519.2200 F: (832) 519.2250 www.Crestwoodlp.com

May 18, 2015

Dear Crestwood Employees,

In advance of employee town hall meetings scheduled for Houston, Fort Worth and Kansas City on May 18-19, I want to update you on Project Adapt, the Simplification Merger and announce a new organizational structure that will be effective June 1. For those employees that will not be able to attend the town hall meetings, we plan to post a slide presentation to the Crestwood Intranet and the leadership teams will hold field meetings over the next few weeks in our key operating locations.

Project Adapt Update

On April 6, we recognized the completion of Project Adapt Phase I and congratulated those of you that participated in that effort. Phase I resulted in a reduction in work force at the end of March and now that is behind us. Phase II has involved a “deep dive” into our operations and back office procedures. We are quite pleased with the results of both Phase I and Phase II which are producing clear and immediate benefits. The consultants will be finishing their work in the next few weeks and will disengage at that time. Thanks again for your dedication to this important task.

Simplification Merger Update

On May 6, we announced the planned merger CEQP and CMLP. This decision was the result of a process by our board of directors, management and Citi, our financial advisor, to evaluate options to improve Crestwood’s financial strength and competitive position in the industry. The benefits of the merger should include: (i) improving our cost of capital, (ii) improving growth and stability in distributions, (iii) unifying our corporate strategy, (iv) simplifying our corporate structure, and (v) reducing costs and fixed charges. We believe the merger will make Crestwood stronger and improve our ability to compete for new business. The merger is expected to be completed in the 3rd quarter 2015 following a CMLP unitholder vote.

Organizational Restructuring Announcement — Crestwood 2.0

Almost two years ago, we integrated the Crestwood/Inergy/Arrow organization into three divisions - NGL and Crude Services, Natural Gas G&P and S&T and Operations Shared Services. Given the competitive challenges of the current midstream industry, management believes that we can be more effective by updating our organizational structure. Effective June 1, 2015, we are consolidating our US gas, crude and water infrastructure businesses and shared services support functions into a single operating

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700 Louisiana Street Suite 2550 Houston, TX 77002	P: (832) 519.2200 F: (832) 519.2250 www.Crestwoodlp.com

group headquartered in Houston. The NGL and Crude marketing businesses will remain separate and will be run out of the Kansas City office. The focus of this new organizational structure is to make our commercial and operating teams more competitive for new business. After the Simplification Merger, we need to capture more growth projects and execute on new projects when we get them. There will be no changes to the accounting/IT, finance/treasury, legal/HR and corporate development teams related to this reorganization.

I am pleased to announce the following organizational changes:

1. Crestwood will reorganize our operations into a Pipeline Services Group and a Supply & Logistics Group.

2. Heath Deneke will be promoted to Crestwood’s Chief Operating Officer in charge of the Pipeline Services Group

3. Bill Gautreaux will be promoted to Crestwood’s Chief Marketing Officer in charge of the Supply & Logistics Group

4. Joel Moxley will become SVP, Senior Advisor to the CEO

The Pipeline Services Group includes all natural gas, crude oil and water pipelines, plants and storage facilities in the US and will be divided into two commercial regions. Reporting directly to Heath Deneke will be:

•                  Mark Mitchell — SVP, Commercial Eastern US

•                  Brian Freed - SVP, Commercial Western US

•                  Chris Humes — VP, Pipeline Operations,

•                  Curt Van Horn — VP, Arrow Operations,

•                  Hugo Guerrero — VP, Technical Services,

•                  Miranda Jones — VP, ESR

•                  Joey Hayles — VP, Supply Chain

The Supply & Logistics Group will remain largely unchanged and will include all NGL and Crude marketing, facilities, transportation assets in North America. Reporting directly to Bill Gautreaux will be:

•                  John Powell — VP, Trading and Risk Management

•                  Vance Harrington — VP, Facilities

•                  Kevin Hall — VP, Transportation

•                  Mitchell Dascher — President, US Salt

•                  Philip Bouillette — VP, NGL Business Development

•                  Damion Schulte — Director, Crude Marketing

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700 Louisiana Street Suite 2550 Houston, TX 77002	P: (832) 519.2200 F: (832) 519.2250 www.Crestwoodlp.com

In the next two weeks, the leadership teams of each operating group will finalize and distribute updated org charts and will schedule regional meetings across the company to discuss the new structure, management roles and responsibilities and new business strategies. I look forward to discussing this reorganization with you during the upcoming town hall meetings.

We believe that these steps have right-sized and streamlined Crestwood’s operating strategy to compete aggressively in the evolving midstream industry. We have a high degree of confidence in all Crestwood employees’ to meet this challenge by adjusting the way we do business and how we compete for new growth opportunities. We also believe that investors will recognize our achievement and ultimately value Crestwood accordingly. I hope you are as excited about these changes as we are and will join us to move Crestwood forward.

/s/ Bob Phillips
Bob Phillips
Chairman, President & CEO

CC: Board of Directors

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